SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 31, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Announces a Loss Related to the Transfer of the Battery Business and a Revision of the Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 16-106E
October 31, 2016
Sony Announces a Loss Related to the Transfer of the Battery Business and
a Revision of the Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017

Tokyo, October 31, 2016 – As was announced today in the “Murata Manufacturing and Sony Sign Definitive Agreement for the Transfer of Battery Business” release, Sony Corporation (“Sony”) entered into a binding definitive agreement with Murata Manufacturing Co., Ltd. (“Murata”) to transfer its battery business to Murata for approximately 17.5 billion yen.

Related to the planned transfer, Sony expects to record an impairment charge of approximately 33.0 billion yen as an operating loss in the Components segment and 4.5 billion yen is expected to be recorded in income taxes during the fiscal year ending March 31, 2017 (April 1, 2016 to March 31, 2017).  As a result, a loss of approximately 37.5 billion yen is expected to be recorded in net income attributable to Sony Corporation’s shareholders for the fiscal year ending March 31, 2017.  To incorporate this loss, the consolidated results forecast announced on July 29, 2016 for the fiscal year ending March 31, 2017 has been revised as detailed below.

Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017

	(Billions of yen)
	October Forecast	July Forecast	March 31, 2016 Results	Change – October Forecast vs.
				July Forecast			March 31, 2016 Results
Sales and operating revenue	¥7,400	¥7,400	¥8,105.7	-	bil	-%	- ¥705.7	bil	-8.7%
Operating income	270	300	294.2	-30		-10.0	-24.2		-8.2
Income before income taxes	250	270	304.5	-20		-7.4	-54.5		-17.9
Net income attributable to Sony Corporation’s stockholders	60	80	147.8	-20		-25.0	-87.8		-59.4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The forecast for consolidated results for the fiscal year ending March 31, 2017, as announced on July 29, 2016, was based on assumed foreign currency exchange rates for the second quarter (from July 1, 2016 to September 30, 2016) of approximately 103 yen to one U.S. dollar and approximately 114 yen to one euro.  The actual average rates for the second quarter were 102.4 yen to one U.S. dollar and 114.3 yen to one euro. Additionally, assumed foreign currency exchange rates for the remainder of the current fiscal year ending March 31, 2017 are approximately 101 yen to one U.S. dollar and approximately 113 yen to one euro.

The forecast for consolidated operating income has been revised downward by approximately 30 billion yen compared with the July forecast primarily due to the loss associated with the above-mentioned transfer of the battery business and other factors.  The forecasts for income before income taxes and net income attributable to Sony Corporation’s shareholders have both been revised downward by approximately 20 billion yen primarily due to the loss associated with the above-mentioned transfer of the battery business and other factors.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

The actual consolidated results for the second quarter ended September 30, 2016 and the details of the consolidated results forecast for the fiscal year ending March 31, 2017 are scheduled to be announced in the second quarter earnings announcement on November 1, 2016.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial
Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the
Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

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